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Exhibit (a)(5)(ix)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ANTHONY CHIARENZA,	)
)
Plaintiff,	)
)
v.	)
)
DOVER INVESTMENTS CORPORATION,	)
DOVER ACQUISITION CORP., ARNOLD	)
ADDISON, JOHN GILBERT, FREDERICK M.	)	C.A. No. 203-N
WEISSBERG, WILL C. WOOD, and THE	)
LAWRENCE WEISSBERG REVOCABLE LIVING	)
TRUST U/D/T DATED NOVEMBER 25, 1992,	)
)
Defendants.

STIPULATION AND AGREEMENT OF
COMPROMISE, SETTLEMENT AND RELEASE

        The parties to the above-captioned civil action, by and through their attorneys, have entered into the following Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation" or "Settlement Agreement"), subject to the approval of the Court:

        WHEREAS:

        A. On February 3, 2004, plaintiff Anthony Chiarenza ("Plaintiff") filed the present lawsuit (the "Action") on behalf of a purported class of stockholders of Dover Investments Corporation ("Dover" or the "Company") challenging a proposed transaction by which The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), the controlling stockholder of Dover, would take the Company private in a transaction in which the public stockholders would receive $24.50 per share in cash for each share of Dover stock that they owned, through a tender offer by Dover Acquisition Corp., an entity created by the Trust, to acquire all of the Class A Common Stock and Class B Common Stock that it did not already own, to be followed by a short-form merger pursuant to 8 Del. C. § 253 (the "Proposed Transaction"). Subsequently, the Trust proposed a revised tender offer at a price of $30.50 per share with certain conditions as described in Paragraph J herein (the "Revised Transaction"). On October 8, 2004, Plaintiff in the Action filed an Amended Complaint challenging the Revised Transaction. If the settlement proposed herein is approved (the "Settlement"), the price offered in the tender offer contemplated by the Revised Offer shall be increased from $30.50 to $31.30 per share (the "Tender Offer"). Additionally, under the proposed Settlement, Plaintiff's attorneys will apply to the Court for an award of attorneys' fees and expenses not to exceed $225,000 which, to the extent approved by the Court, will be paid by Dover.

        B. Dover is a Delaware corporation engaged in the business of real estate development and construction.

        C. At all times relevant to this Action, the members of the Board of Directors of Dover included Arnold Addison, John Gilbert, Frederick M. Weissberg and Will C. Wood (the "Individual Defendants"), all of whom are defendants in this Action. At all times relevant to this Action, Dover had approximately 1,006,077 shares of Class A Common Stock and 310,961 shares of Class B Common Stock outstanding. No established public trading markets exist for Dover stock. Price quotations for shares of Dover Class A Common Stock and Class B Common Stock are available on the over-the-counter bulletin board maintained by Nasdaq. On August 5, 2004, the last trading day prior to the date on which the Revised Transaction was announced, the closing low bid and high ask prices per share of Class A Common Stock as reported on the over-the-counter bulletin board were $21.15 and $24.50 respectively, and the closing low bid price per share of Class B Common Stock as reported on the over-the-counter bulletin board was $21.10 and there was no reported ask price. On September 21, 2004, the closing low bid and high ask prices per share of Class A Common Stock as reported on the over-the-counter bulletin board were $27.10 and $27.75 respectively, and the closing low bid price per share of Class B Common Stock as reported on the over-the-counter bulletin board was $26.75 and there was no reported ask price.

        D. Prior to the transaction challenged in this Action, the Trust owned 431,021 shares of Class A Common Stock and 245,114 shares of Class B Common Stock of Dover, representing approximately 42.84% and 78.82% of the issued and outstanding shares of Class A Common Stock and Class B Common Stock, respectively.

        E. On January 27, 2004, the Dover Board of Directors (the "Board") formed a Special Committee consisting of directors Addison, Gilbert and Wood, each of whom was neither employed by Dover nor affiliated with the Trust (the "Special Committee"). The Board authorized and directed the Special Committee to review, evaluate, negotiate and recommend to the Board what action should be taken with respect to the Proposed Transaction, including advising the Board as to whether the Proposed Transaction was in the best interests of Dover and its stockholders. The Special Committee was authorized to hire its own financial advisor and legal counsel, and was authorized and directed to prepare any filings required to be made by Dover with the Securities and Exchange Commission ("SEC") in connection with the Proposed Transaction. Pursuant to this authorization, the Special Committee retained Houlihan Lokey Howard & Zukin ("Houlihan Lokey") as its financial advisor and Morrison & Foerster, LLP ("Morrison") as its counsel.

        F. On February 3, 2004, Anthony Chiarenza filed the Action challenging the Proposed Transaction on the ground that the price offered in the Proposed Transaction did not represent the fair value of Dover, and that the Trust and defendant Frederick M. Weissberg (Chairman of Dover and one of the Trustees of the Trust) breached fiduciary duties by attempting to acquire the outstanding shares of Dover at an unfair price, on unfair terms and through unfair dealing.

        G. During the Spring of 2004, representatives of the Trust and of the Special Committee conducted a series of discussions and meetings concerning the Proposed Transaction. In April 2004, the Special Committee advised representatives of the Trust that it would likely oppose the Proposed Transaction on the ground that the $24.50 per share price offered was inadequate. On May 18, 2004, a second lawsuit was filed in the Court of Chancery of the State of Delaware entitled Raider v. Weissberg, et al, C.A. No. 443-N (the "Raider Action"). The Raider Action asserted claims similar to those asserted in the Action.

        H. Further discussions between the Special Committee and the Trust ensued, and following these discussions and discussions with counsel for Plaintiff in the Action, the Trust ultimately proposed to increase the price of the Proposed Transaction to $31.00 per share, contingent upon the Action being resolved. Mr. Raider subsequently wrote a letter to the Special Committee indicating his belief that a price of $31.00 per share does not represent the "per share intrinsic value of [Dover]," and that he would not agree to dismiss the Raider Action on the basis of an increase in the price of the Proposed Transaction to $31.00 per share.

        I. Following receipt of Mr. Raider's letter, the Trust determined to proceed with the Revised Transaction at a revised tender offer price of $30.50 per share. The Trust offered $30.50 per share in the Revised Transaction rather than $31.00 per share to reflect the potential cost and risk to the Trust and Dover resulting from the stockholder litigation.

        J. On August 6, 2004, at a regularly scheduled meeting of Dover's Board of Directors, the Trust delivered a revised offer letter describing the Revised Transaction. The letter proposed a two-step transaction in which all stockholders of Dover (other than certain stockholders who, as the owners of the acquiring entity, would be "Continuing Stockholders") would receive $30.50 in cash for each share of Dover stock that they own. The transaction was to be structured as (i) a first-step cash tender offer at $30.50 per share, subject to a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders be tendered, and a minimum condition that as a result of the offer the Trust would own 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right to reduce the percentage threshold as low as 90%), and (ii) a short-form merger, to occur immediately following consummation of the tender offer, at a price of $30.50 per share in cash.

        K. On August 31, 2004, the Special Committee determined to take a neutral position with respect to the Revised Transaction. The Special Committee reported that its financial advisor, Houlihan Lokey, arrived at a price per share equity value of approximately $32.95–$36.64, but the Special Committee also noted, among other things, that the $30.50 per share offer price represented a premium over certain of Dover's recent low bid and high ask prices, that in the absence of an offer, Dover's stock would continue to be adversely affected by lack of liquidity, low trading volume and minimal analyst coverage and that, because the Trust was unwilling to sell its interest in Dover or entertain offers for its interest, superior transactions might be impracticable.

        L. On September 10, 2004, Dover's largest public stockholder, Leeward Capital, which owned 105,210 shares of Class A Common Stock and 750 shares of Class B Common Stock, agreed (with affiliates) to tender its shares in the Revised Transaction, and on September 13, 2004, another large public stockholder of Dover, Robert Naify, who owned 54,497 shares of Class A Common Stock and 23,330 shares of Class B Common Stock, indicated his intention to tender into the Revised Transaction all of the shares of Dover common stock under his control.

        M. On October 8, 2004, Plaintiff in the Action filed an Amended Complaint together with a Motion for Summary Judgment. The Amended Complaint alleged that the price proposed in the Revised Transaction, $30.50 per share, was inadequate, that the Revised Transaction was unfair and coercive to Dover's stockholders, that the Trust breached its fiduciary duties by structuring the Revised Transaction as a tender offer and merger rather than as a one-step merger and that the Individual Defendants breached their fiduciary duties as members of the Dover Board by appointing a Special Committee that could not act independently of the Trust and did not fulfill its duty to act in good faith and due care in response to the revised offer. In his application for summary judgment, Plaintiff recognized that the existing case law in the Court of Chancery did not support Plaintiff's allegations, but represented an effort by Plaintiff to have the matter resolved quickly in the Court of Chancery so that Plaintiff could seek to reverse existing case law through an appeal to the Delaware Supreme Court.

        N. Following filing of the Amended Complaint, the Trust resumed discussions with Plaintiff's counsel in the Action concerning possible settlement of the Action. Initially, the Trust offered to settle the Action in exchange for increasing the price in the Revised Transaction to $30.75 per share, with the Trust to pay any attorneys' fees and expenses ordered by the Court. Plaintiff's counsel offered to settle the Action for an increase in the price of the Revised Transaction to $32.00 per share, inclusive of attorneys' fees and expenses. After several additional offers and counteroffers, the parties agreed to the settlement described herein.

        O. On October 22, 2004, all parties, through their counsel, entered into a final Memorandum of Understanding ("MOU") setting forth the preliminary terms of a settlement of the Action, the principal terms of which are as follows:

  (a)
  The price offered in the tender offer contemplated by the Revised Offer shall be increased from $30.50 to $31.30 per share;

  (b)
  Promptly after consummation of the Tender Offer, and conditional upon the conditions to the Tender Offer being met and the Tender Offer being consummated, the Trust shall cause the effectuation of a short-form merger pursuant to which all shares of Class A Common Stock and Class B Common Stock of Dover, other than shares held by the Continuing Stockholders, will be converted into the right to receive $31.30 in cash, subject to appraisal rights (the "Merger");

  (c)
  Plaintiff's claims for attorneys' fees and expenses, not to exceed $225,000, will, to the extent allowed by the Court, be paid by Dover;

  (d)
  The Action will be fully and finally dismissed, and any and all defendants in the Action ("Defendants") will be released from all present and future claims asserted in the Action or relating in any way to the matters alleged in the Action, as set forth more fully herein.

        P. Following the execution of the MOU, Plaintiff in the Action, through his counsel, completed an investigation of the claims and allegations asserted in the Complaint and Amended Complaint filed in the Action, as well as the underlying events and transactions relevant to the Action. In connection with their investigation, Plaintiff's counsel has carefully reviewed documents produced by Defendants in response to Plaintiff's requests, documents filed by Dover and the Trust with the SEC in connection with the Proposed Transaction and the Revised Transaction, and conducted the depositions of (i) John Gilbert, Chair of the Special Committee, (ii) Frederick M. Weissberg, and (iii) Lee Shepard, a representative of Houlihan Lokey, and has conducted factual and legal research concerning the validity of his claims. While Plaintiff believes that the claims asserted in the Action have merit, he also believes that the Settlement provides substantial benefits for the Class (as hereinafter defined). In addition to the substantial benefits provided by the Settlement to the Class, Plaintiff and his counsel have considered: (i) the attendant risks of continued litigation and the uncertainty of the outcome of the Action; (ii) the probability of success on the merits and the allegations contained in the Action; (iii) the desirability of permitting the Settlement to be consummated according to its terms; and (iv) the conclusion of Plaintiff and his counsel that the terms and conditions of the Settlement are fair, reasonable and adequate and that it is in the best interest of Plaintiff and the members of the Class to settle the Actions as set forth below.

        Q. Plaintiff's counsel has determined that a settlement of the Action on the terms reflected in this Stipulation is fair, reasonable, adequate, and in the best interests of Dover's stockholders.

        R. Defendants have vigorously denied, and continue to deny, (i) any wrongdoing or liability with respect to all claims, events and transactions complained of in the Action; (ii) that they engaged in any wrongdoing; (iii) that they committed any violation of law; (iv) that they breached any fiduciary duties; (v) that they acted improperly in any way; and (vi) any liability of any kind to Plaintiff or the Class, but consider it desirable that the Action be settled and dismissed on the merits and with prejudice and without costs to any party (except as set forth below) in order to: (i) avoid the distraction, burden and expense of further litigation; (ii) dispose of potentially burdensome and protracted litigation; (iii) finally put to rest and terminate the claims asserted in the Action; and (iv) permit the Tender Offer to be consummated as promptly as practicable.

        NOW THEREFORE, IT IS STIPULATED AND AGREED among the signatories to this Stipulation (collectively, the "Parties"), subject to the approval of the Court, and pursuant to Delaware Court of Chancery Rule 23, that all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of the Plaintiff in the Action or any and all of the members of the Class, whether as an individual, class, derivative, representative, legal, equitable or any other type of action, or in any other capacity, against any and all Defendants, the settlor of the Trust, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, appraisers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which Plaintiff or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Proposed Transaction, the Revised Transaction, the Tender Offer or the Merger, including without limitation any disclosures made in connection with any of the foregoing (collectively, the "Settled Claims") shall be compromised, discharged, settled, released and dismissed with prejudice upon and subject to the terms and conditions of this Stipulation; provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims by the stockholders for appraisal pursuant to 8 Del. C. § 262.

1.
The price offered in the Tender Offer contemplated by the Revised Offer shall be increased from $30.50 to $31.30 per share. The Trust may raise the price offered in the Tender Offer at any time, but the Tender Offer may not be consummated until the Settlement is approved by the Court, and the Trust shall not be obligated to consummate the Tender Offer until the date of Final Court Approval (defined in Paragraph 7 hereof), though it may, at its discretion, consummate the Tender Offer at any time between the date that the Final Judgment (as defined herein) is entered and the date of Final Court Approval. The Tender Offer will be subject to a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders be tendered and a minimum condition that, as a result of the offer, the Trust would own at least 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right in its sole discretion to reduce this minimum percentage threshold as low as 90%).

2.
Promptly after consummation of the Tender Offer, and conditional upon satisfaction or waiver of all conditions of the Tender Offer (the "Tender Offer Conditions") and the Tender Offer being consummated, the Trust shall cause the effectuation of the Merger.

3.
For purposes of the Settlement only, the Parties agree that the Action shall be maintained as a class action pursuant to Delaware Court of Chancery Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all record and beneficial holders of Class A Common Stock and Class B Common Stock of the Company, other than the Continuing Stockholders, for the period from and including January 27, 2004 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class").

4.
As soon as practicable after this Stipulation has been executed, the Parties shall apply jointly for a scheduling order substantially in the form attached hereto as Exhibit A establishing the procedure for: (i) the approval of notice to the Class, and (ii) the Court's consideration of the Settlement, the Class certification and Plaintiff's application for attorneys' fees and expenses (the "Scheduling

  Order"). The Parties shall include as part of the Scheduling Order a form of Notice substantially in the same form attached hereto as Exhibit B (the "Notice").

5.
Dover shall be responsible for providing the Notice to the members of the Class and all costs associated with providing the Notice. Dover shall pay, on behalf of and for the benefit of the Defendants in the Action, all reasonable costs and expenses incurred in providing the Notice to the members of the Class. Plaintiff shall have no responsibilities for any such costs regardless of whether or not the Settlement is consummated.

6.
If the Settlement (including any modification thereto made with the consent of the Parties as provide for herein) shall be approved by the Court following a hearing as fair, reasonable and adequate and in the best interests of the Class, the Parties shall jointly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C (the "Final Judgment"). The Final Judgment shall, among other things:

(a)
Certify the Action as a class action pursuant to Delaware Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) on behalf of the Class;

(b)
Certify the Plaintiff in the Action as Class Representative;

(c)
Approve the Settlement, and all transactions preparatory or incident thereto, as fair, reasonable and adequate and in the best interests of the Class;

(d)
Dismiss the Action with prejudice on the merits, as against all members of the Class, without awarding costs except as provided herein, and release Defendants or any other Released Persons from the Settled Claims, provided that such release will become effective immediately upon the Effective Date (defined in Paragraph 7 hereof);

(e)
Determine any award of attorneys' fees and expenses incurred by Plaintiff's counsel as provided in Paragraph 10 hereof.

7.
The Effective Date of the Settlement proposed by this Stipulation shall be the later of (a) the date on which the Final Judgment of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise ("Final Court Approval"); or (b) the date the Tender Offer is consummated.

8.
This Stipulation shall be null and void and of no force and effect if (a) the Settlement does not receive Final Court Approval or (b) the Action is not dismissed with prejudice and without awarding costs to any party except as provided herein in Paragraph 10 or (c) the Tender Offer is not consummated, either because the Tender Offer Conditions are not satisfied or for any other reason. In any such event, this Stipulation shall not be deemed to prejudice in any way the positions of the Parties with respect to the Action, entitle any party to the recovery of costs and expenses incurred to implement this Stipulation (except as provided in Paragraph 5 for the costs of the notice of the Settlement), and neither the existence of this Stipulation nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or judicial proceeding.

9.
The release contemplated by this Stipulation extends to claims that Plaintiff, on behalf of the Class, does not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into this release. The Plaintiff, on behalf of the Class, shall be deemed to relinquish, to the full extent permitted by law, the provisions, rights and benefits of § 1542 of the California Civil Code which provides:

      A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known to him must have materially affected his settlement with the debtor.

  In addition, the Plaintiff, on behalf of the Class, shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiff, on behalf of the Class, acknowledges that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is Plaintiff's intention, individually and on behalf of all members of the Class to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

10.
Plaintiff's counsel of record in the Action shall apply to the Court for an award of attorneys' fees and expenses not to exceed $225,000, which award shall be conditioned upon Court approval of the Settlement. Defendants agree that they will not oppose such an application for fees and expenses in or below such amount. Dover will pay, on behalf of and for the benefit of the Defendants in the Action, the amounts awarded by the Court, up to a maximum of $225,000 of attorneys' fees and expenses by check payable to the order of Zimmerman, Levi and Korsinsky, LLP and delivered to the payee at 39 Broadway, Suite 1140, New York, New York 10006 within five (5) business days after the Effective Date. In no event will Defendants be obligated to pay any fees or expenses to counsel for Plaintiff in this Action if the Settlement does not receive Final Court Approval or if Final Court Approval is obtained but the Tender Offer is not consummated.

11.
Except as provided in Paragraphs 5 and 10 herein, the Defendants in the Action shall bear no other expenses, costs, damages or fees alleged or incurred by Plaintiff, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

12.
Pending Court approval of this Stipulation and the Settlement, the Plaintiff in the Action agrees to stay the proceedings in the Action and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. Plaintiff and Defendants also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties which challenges the Settlement, the Tender Offer, the Merger or otherwise involves a Settled Claim.

13.
The provisions contained in this Stipulation shall not be deemed a presumption, concession or an admission by any Defendant in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except for any litigation or judicial proceeding arising out of or relating to this Stipulation or the Settlement contemplated herein.

14.
Without further Order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

15.
This Stipulation may be executed in one or more counterparts by any of the signatories hereto, including by telecopier, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

16.
This Stipulation will be executed by counsel for the Parties to the Action, each of whom represents and warrants that they have the authority from their clients to enter into this Stipulation.

17.
This Stipulation and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

18.
The Plaintiff in the Action and his counsel represent and warrant that none of Plaintiff's claims or causes of action referred to in the complaint or amended complaint in the Action or this Stipulation have been assigned, encumbered or in any manner transferred in whole or in part.

19.
This Stipulation is a fully integrated agreement and constitutes the entire agreement among the parties with respect to the subject matter hereof, and may be modified or amended only by a writing signed by all of the signatories hereto.

20.
This Stipulation shall be binding upon and shall inure to the benefit of the Parties and their respective agents, successors, executors, heirs, and assigns.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.	MORRIS NICHOLS ARSHT & TUNNELL
/s/ JESSICA ZELDIN Joseph A. Rosenthal (#234) Jessica Zeldin (#3558) 919 Market Street, Suite 1401 Wilmington, Delaware 19899-1070 (302) 656-4433 Attorney for Plaintiff
/s/  MEGAN WARD CASCIO
Kenneth J. Nachbar (#2067)
Megan Ward Cascio (#3785)
1201 N. Market Street
Wilmington, Delaware, 19899-1347
(302) 658-9200
    Attorneys for Defendants Frederick M. Weissberg,
    The Lawrence Weissberg Living Trust U/D/T
    Dated November 25, 1992 and
Dover Acquisition Corp.
POTTER ANDERSON & CORROON LLP

/s/  MICHAEL D. GOLDMAN
Michael D. Goldman (#268)
1313 North Market Street
Wilmington, DE 19899-0951
(302) 984-6007
    Attorney for Defendants Dover Investments
    Corporation, Arnold Addison, John Gilbert
and Will C. Wood

Dated: November 23, 2004

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  Exhibit (a)(5)(ix)
STIPULATION AND AGREEMENT OF COMPROMISE, SETTLEMENT AND RELEASE